ORLEN

GK/AS/116 /2007

07020969

SEC file: 82-5036

Płock, 31 January 2007

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Washington, D.C. 20549

SUPPL

Polski Koncern Naftowy

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed following documents:

- PKN ORLEN S.A. regulatory announcements from no 1/2007 to 11/2007;

Should you have any queries do not hesitate to contact the undersigned on the telephone numbers: +48 24 365 56 24 or mobile: +48 605 199 586.

PROCESSED
FEB 12 2007
THOMSON FINANCIAL

Yours faithfully,

Magdalena Krzemińska
Investor Relations Department

Polski Koncern Naftowy ORLEN Spółka Akcyjna
09-411 Płock, ul. Chemików 7, tel: (+48 24) 365 00 00, fax: (+48 24) 365 28 41, www.orlen.pl

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.	**PKN ORLEN SA**
TIDM	POKD	**SEC File**
Headline	Trzebinia heldONBIOproduction	**82-5036**
Released	08:23 04-Jan-07	
Number	9683O	

Regulatory announcement no 1/2007, dated 4 January 2007

The Management Board of Rafineria Trzebinia S.A. has decided to temporarily withhold the production and sale of the bio-fuel "ON BIO" containing 20% FAME esters

The Management Board of Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") hereby informs that on January 3rd, 2007 it was informed by the Management Board of Rafineria Trzebinia S.A. ("Trzebinia Refinery") that it had decided to temporarily withhold the production and sale of the bio-fuel ON BIO containing 20% FAME esters ("ON BIO").

The decision was made due to the coming into force on January 1st, 2007 of a Regulation of the Minister of Finance dated December 22nd, 2006, ("Regulation"). This changed the previous law referring to exemptions from excise tax (Journal of Laws 2006 No. 243, item 1766).
Following a detailed economic analysis, the Management Board of Trzebinia Refinery S.A. has estimated that, due to the change in Polish law introduced in the Regulation, the net loss of Trzebinia Refinery in January 2007 will amount to approximately PLN 2.5 – 3 million. The production of ON BIO is therefore to be kept on hold until the event that new regulations which will justify production of this particular bio-fuel are introduced.

Due to the abovementioned changes, given the current situation the Management Board of Trzebinia Refinery S.A. has made the decision to concentrate the trading and marketing activities on the sale of FAME esters for foreign markets only.

Moreover, the announced change in the tax regulation has caused the necessity for the renegotiation of supply contracts for feedstocks for the production of ON BIO.

The Management Board of Trzebinia Refinery S.A. has also made a decision to halt investment projects, some of which are already in the pipeline, for the further significant development of production capacity for the bio-fuel.

PKN ORLEN holds 77.2% of the shares in the Trzebinia Refinery Capital Group.

This announcement has been prepared pursuant to Article 56 section 1 point 1 of the Act on Public Offerings, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies dated 29 July 2005 (Journal of Laws No. 184, item 1539).

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PKN ORLEN SA
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82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Financial calendar 2007
Released	16:22 05-Jan-07
Number	0848P

Regulatory announcement no 2/2007 dated 5 January 2007
Financial calendar for 2007

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby publishes its financial calendar for 2007.

Unconsolidated financial reports, produced at quarterly and half-yearly will be published as a section within the consolidated financial report.

Quarterly reports

Q4 2006	-	1 March 2007
Q1 2007	-	15 May 2007
Q2 2007	-	13 August 2007
Q3 2007	-	14 November 2007

Half yearly report

H1 2007	-	27 September 2007

Annual statements

2006 annual statements will be produced as follows:

Unconsolidated	-	19 April 2007
Consolidated	-	19 April 2007

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PKN ORLEN SA
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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Crude deliveries to MN
Released	16:41 05-Jan-07
Number	0872P

Regulatory announcement no 3/2007 dated 5 January 2007

PKN ORLEN gains sole rights to supply Mazeikiu Nafta with crude oil.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil compar hereby informs that, on 5 January 2007, PKN ORLEN signed an agreement with AB Mazeikiu Nafta ("Mazeik Nafta") that gives to PKN ORLEN the exclusive rights to supply Mazeikiu Nafta with crude oil ("Agreement' The signing of the Agreement is connected with the centralization of crude oil purchases to the PKN ORLE Capital Group, including supplies to the refineries in Poland, the Czech Republic and Lithuania.

The Agreement is concluded for an undetermined period and will come into force on the date of signing. The crude oil deliveries associated with the Agreement will be realized with the use of the "Druzba" pipeline and through the marine terminal in Butinge.

On the day of signing the Agreement, the estimated value of the crude oil supplies to Mazeikiu Nafta, realized within the Agreement, in the first five years has been assessed at the level of ca. USD 19 billion (i.e. approximately PLN 56.49 billion, based on average USD/PLN exchange rates as of 5 January 2007, as stated by the National Bank of Poland).

PKN ORLEN holds 84.36% of shares in the initial capital of Mazeikiu Nafta as of 5 January 2007.

In accordance to the "Regulation of the Minister of Finance dated 19 October 2005 on current and periodic information to be published by issuers of securities" the agreement signed by PKN ORLEN constitutes a "significant agreement" due to the fact that its value exceeds 10% of PKN ORLEN's equity.

This announcement has been prepared pursuant to par. 5 section 1 subsection 3 and § 9 of the Regulation of the Minister of Finance dated October 19th, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	MN MTO closing
Released	07:00 16-Jan-07
Number	5677P

Regulatory announcement no 4/2007 dated 15 January 2007

Closing of the subscription process for the sale of Mazeikiu Nafta shares in the MTO announced by PKN ORLEN

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that the subscription process for the sale of the Lithuanian company AB Mazeikiu Nafta ("Mazeikiu Nafta") shares in the mandatory tender offer announced by PKN ORLEN ("MTO") has been finished on 15 January 2007.

In accordance with the report provided to PKN ORLEN by AB SEB Vilniaus bankas, broker house carrying out the MTO process, the minority shareholders signed the Mazeikiu Nafta share sale orders for 35,879,247 shares, standing for 5.06 % of the initial capital of Mazeikiu Nafta.

Total value of the purchased shares amounts to LTL 367,762,282, i.e. ca. PLN 412 482 175 based on LTL/PLN average exchange rate as of 15 January 2007, stated by National Bank of Poland.

The final settlement of the transaction is planned on 18 January 2007.

As of 15 January 2007 PKN ORLEN holds 84.20% share in the Mazeikiu Nafta initial capital. That share was reduced, from 84.36% to 84.20%, in comparison to the information previously published in the regulatory announcement no 85/2006 dated 15 December 2006 by PKN ORLEN, due to the registration of the Mazeikiu Nafta initial capital increase on 28 December 2006. After the transaction of the Mazeikiu Nafta shares purchase in the MTO is settled, PKN ORLEN will hold 89.26% share in the Mazeikiu Nafta authorised capital.

See also: Regulatory announcement no 85/2006 dated 15 December 2006, Regulatory announcement no 84/2006 dated 14 December 2006, Regulatory announcement no 83/2006 dated 14 December 2006, Regulatory announcement no 79/2006 dated 4 December 2006, Regulatory announcement no 76/2006 dated 29 November 2006, Regulatory announcement no 68/2006 dated 7 November 2006, Regulatory announcement no 58/2006 dated 26 September 2006, Regulatory announcement no 49/2006 dated 4 August 2006, Regulatory announcement no 47/2006 dated 13 July 2006, Regulatory announcement no 37/2006 dated 9 June 2006, Regulatory announcement no 33/2006 dated 26 May 2006 and also the record of the Internet transmission of The Extraordinary General Meeting of PKN ORLEN dated 30 November 2006.

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	OCCP decision delivery
Released	07:00 17-Jan-07
Number	6401P

Regulatory announcement no 5/2007 dated 16 January 2007

Decision of the Chairman of the Office for Competition and Consumers' Protection has been delivered to PKN ORLEN

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 16 January 2007 PKN ORLEN plenipotentiary received the decision of the Chairman of the Office for Competition and Consumers' Protection ("OCCP") dated 29 December 2006. Decision of the Chairman of OCCP PKN ORLEN acknowledged PKN ORLEN of applying the competition limiting practice, violating the prohibition included in art. 8 item 1 and item 2 point 5 of the Act on competition and consumer protection, abusing dominant position by PKN ORLEN on the domestic monoethylene glycols market by acting against the creation of the indispensable conditions for setting or development of the competition through unfairly setting the price formula of Petrygo (anti-freeze engine coolant) which was acknowledged as inadequate to increase of monoethylene glycol price. Decision of the Chairman of the OPCC imposed a penalty on PKN ORLEN in the amount of PLN 14m. Decision of the Chairman of the OPCC refers to the OPCC conduct started on 17 November 1999 during which the Chairman of OPCC on 19 July 2000 imposed a penalty on PKN ORLEN in the amount of PLN 40m. PKN ORLEN is entitled to appeal against the today delivered decision to the District Court in Warsaw – The Court for Competition and Consumers' Protection.

See also: regulatory announcement no 28/2005 dated 6 May 2005, regulatory announcement no 55/2003 dated 11 July 2003, regulatory announcement no 53/2001 dated 14 August 2001, regulatory announcement no 51/2000 dated 20 July 2000.

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PKN ORLEN SA
SEC File
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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Crude contract for PKN ORLEN
Released	07:00 18-Jan-07
Number	7161P

Regulatory announcement No. 6/2007 dated 17 January 2007
PKN ORLEN has signed an agreement with PETRACO Oil Company Ltd for crude oil deliveries

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby informs that on 17 January 2007, PKN ORLEN signed an agreement with PETRACO Oil Company Limited ("PETRACO"), headquartered in Guernsey, for crude oil deliveries via the "Druzba" pipeline to PKN ORLEN for 3 360 000 tonnes of REBCO crude oil annually ("the Agreement"). The crude oil delivered to PKN ORLEN will come from Rosneft reserves. The Agreement is in force from 1 January 2007 until 31 December 2011. The conditions of the Agreement allow the contractual period to be extended for a further year or more.

In case of a lack, or delay, in delivery, a condition of the Agreement requires the payment of a penalty whose total value exceeds the PLN equivalent of EUR 200,000, translated at the average exchange rate quoted by the National Bank of Poland as of the day of signing the Agreement. Payment of the penalties does not exclude the right for PKN ORLEN to claim for compensation exceeding the value of the penalties.
On the day of signing the Agreement, the estimated value of the crude oil supplies to PKN ORLEN, by 31 December 2011 amounts to ca. USD 6 billion (i.e. approximately PLN 18.1 billion, based on the average USD/PLN exchange rate as of 17 January 2007, as stated by the National Bank of Poland).

There are no capital connections between PKN ORLEN and the PETRACO Oil Company Limited.

In accordance with the "Regulation of the Minister of Finance dated 19 October 2005 on current and periodic information to be published by issuers of securities" the Agreement constitutes a "significant agreement" due to the fact that its value exceeds 10% of PKN ORLEN's equity.

This announcement has been prepared pursuant to par. 5 section 1 subsection 3 and § 9 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Changes in Management Board
Released	13:58 18-Jan-07
Number	7609P

Changes in the PKN ORLEN Management Board

Regulatory announcement no 7/2006 dated 18 January 2007

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that the Supervisory Board of PKN ORLEN, acting on the base of par. 8 section 11 subsection 1 of the PKN ORLEN Articles of Association, following its meeting on 18 January 2007, has dismissed, with the majority of its votes, Mr. Igor Chalupec from the position of the President and Chief Executive Officer of the PKN ORLEN Management Board with effect from 18 January 2007. Mr. Igor Chalupec has held position of the President and Chief Executive Officer of the PKN ORLEN Management Board from 1 October 2004.

At the same time the Supervisory Board of PKN ORLEN has appointed Mr. Piotr Kownacki, up until today the Vice President responsible for Audit and Regulations of PKN ORLEN Management Board, to the position of the President and Chief Executive Officer of the PKN ORLEN Management Board.

Mr. Piotr Kownacki has held the position of the Vice President of PKN ORLEN Management Board from 23 October 2006.

See also: regulatory announcement no 63/2006 dated 17 October 2007.

This announcement has been prepared pursuant to par. 5 section 1 subsection 21 and 22, and § 27 and § 28 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Agreements with Dwory
Released	07:00 22-Jan-07
Number	8809P

Regulatory announcement no 8/2007 dated 19 January 2007

PKN ORLEN has signed sales agreements with DWORY for sale of ethylbenzene, butadiene and C4 fraction

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby informs that on 18 January 2007 PKN ORLEN signed three, multi-year agreements with Firma Chemiczna DWORY S.A. ("DWORY") headquartered in Oswiecim, Poland. The agreements signed are for the sale by PKN ORLEN to DWORY of ethylbenzene, butadiene 1.3, and C4 fractions.

The subject of the first agreement is for the sale by PKN ORLEN of ethylbenzene to DWORY for an annual amount of 120 thousand tons, but not less than 105 thousand tons ("Ethylbenzene Agreement"). The estimated value of the Ethylbenzene Agreement over its total period (i.e. a minimum of 15 years) amounts to approximately PLN 6 billion. Ethylbenzene sales will start not later than 1 January 2010 but PKN ORLEN is granted the right to delay the date of starting sales once and no more, by a maximum of 9 months, with no consequences for PKN ORLEN. The Ethylbenzene Agreement is valid from the 18 January 2007 and may not be terminated by either party within 15 years from the starting date of ethylbenzene sales. In the case that one or more of the conditions of the Ethylbenzene Agreement are not realized by one of the parties, i.e. lack of delivery or non-acceptance of an amount of the product exceeding +/-5% of the planned deliveries fixed for the quarterly order, each party has a right to calculate a contractual penalty of up to 10% of the non-delivered/non-accepted quantity of ethylbenzene in that particular period. The amount of the penalty will be calculated based on the prices for the last day of that particular period. The parties to the Ethylbenzene Agreement have reserved the right to claim compensation, on the general bases, as specified in Polish law, exceeding the amount of the calculated contractual penalties but not exceeding the value of the non-delivered/non-accepted product.

The subject of the second agreement is the sale by PKN ORLEN of butadiene 1.3 to DWORY for an amount of not less than 57 thousand tons in 2007 and not less than 60 thousand tons per annum in the period from 1 January 2008 to 31 December 2023 ("Butadiene Agreement"). In total PKN ORLEN will sell not less than 897 thousand tons of butadiene 1.3 in the total contractual period of the Butadiene Agreement. The estimated value of the Butadiene Agreement, for the total period amounts to approximately PLN 2.5 billion. In the case that one or more of the conditions of the Butadiene Agreement are not realized by one of the parties, i.e. lack of delivery or non-acceptance of an amount of the product exceeding +/- 10% per month and +/- 5% per quarter of the planned deliveries, each party to the Budtadiene Agreement has the right to calculate a contractual penalty of up to 10% of the non-delivered/non-accepted quantity of butadiene in that particular period. The parties to the Butadiene Agreement have reserved the right to claim compensation, on the general bases, as specified in Polish law, exceeding the amount of the calculated contractual penalties.

The subject of the third agreement is for the sale by PKN ORLEN of a C4 fraction to DWORY for an amount that will be established in an annually updated plan of deliveries, but will be for not less than 20.6 thousand tons in 2007 ("C4 Fraction Agreement"). The C4 Fraction Agreement was signed for the period 1 February 2007 to 31 December 2022. The estimated value of the C4 Fraction Agreement for the total contractual period amounts to approximately PLN 68 million. In case of unrealisation of the C4 Fraction Agreement conditions by one of the party, i.e. lack of delivery or acceptance of the product in the amount exceeding +/- 5% of the planned deliveries, each party has a right to calculate the contractual penalty of up to 10% of the non-delivered/non-accepted product quantity. Additionally DWORY has a right to contractual penalty of 10% of fraction C4 sold to the third parties. Parties of the C4 Fraction Agreement reserved the possibility to claim the compensation, on the general bases, as specified in Polish law, exceeding the amount of calculated contractual penalties. In the case that one or more of the conditions of the C4 Fraction Agreement are not realized by one of the parties, i.e. lack of delivery or non-acceptance of an amount of the product exceeding +/- 5% of the planned deliveries, each party has the right to calculate a contractual penalty of 10% of the non-delivered/non-accepted quantity. In addition, DWORY has the right to a contractual penalty of 10% of the C4 fraction sold to third parties. Parties to the C4 Fraction Agreement have reserved the right to claim

compensation, on the general bases, as specified in Polish law, exceeding the amount of the calculated contractual penalties.

In accordance with the "Regulation of the Minister of Finance dated 19 October 2005 on current and periodic information to be published by the issuers of securities" the agreements signed by PKN ORLEN constitute "significant agreements" due to the fact that their total value within the termination period exceeds 10% of PKN ORLEN's equity.

The signing by PKN ORLEN of the above Agreements with DWORY is connected with the conducting of ETYLOBENZEN Plock as a limited liability company ("ETYLOBENZEN Plock"), in which PKN ORLEN holds 51% of the shares of the initial capital and DWORY holds 49% of the initial capital. On 18 January 2007 PKN ORLEN signed with DWORY a convention regarding strategic cooperation between PKN ORLEN and DWORY. In reference to this convention, PKN ORLEN is obliged to conclude a sale agreement in accordance with which DWORY will sell to PKN ORLEN all its shares in ETYLOBENZEN Plock. The subject of the sale will be all the shares held by DWORY in ETYLOBENZEN Plock i.e. 588 shares (with a par value PLN 10 000 for each share and a total par value amounting PLN 5,880,000) representing 49% of the shares in ETYLOBENZEN Plock's initial capital. The sales agreement will be concluded on a date specified by PKN ORLEN, but not later than 30 June 2007.

See also: Regulatory announcement 62/2006 dated 17 October 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 3 and § 9 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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PKN ORLEN SA
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82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Orlen Deutschland agreement
Released	16:39 25-Jan-07
Number	1698Q

Regulatory announcement no 9/2007 dated January 25th , 2007
ORLEN Deutschland signs wholesale contract with Deutsche BP Aktiengesellschaft

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 25 January 2007 ORLEN Deutschland AG signed a wholesale agreement with Deutsche BP Aktiengesellschaft for the sale of fuels to ORLEN Deutschland AG. The agreement is binding for the period 1 January 2007 till 31 December 2007. The estimated value of the transaction amounts to approximately EUR 900 000 000, i.e. PLN 3 490 650 000 based on EUR/PLN average exchange rate as of 25 January 2007, stated by National Bank of Poland.

In accordance with the "Regulation of the Minister of Finance dated 19 October 2005 on current and periodic information to be published by the issuers of securities" the above mentioned agreement constitutes "significant agreement" due to the fact that its value exceeds 10% of PKN ORLEN's equity.

ORLEN Deutschland AG is wholly owned by PKN ORLEN.

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Company	Polski Koncern Naftowy Orlen S.A.	
TIDM	POKD	
Headline	Kaucuk sale approval	
Released	07:00 30-Jan-07	
Number	3337Q	

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 10/2007 dated 29 January 2007
The Supervisory Board and Board of Directors of Unipetrol, a.s. have approved the terms and conditions of the Share Purchase Agreement for the sale of 100% of Kaucuk a.s. shares

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 29 January 2007 the Board of Directors of Unipetrol a.s. ("Unipetrol") approved the terms and conditions of the Share Purchase Agreement between Unipetrol as the seller and Firma Chemiczna Dwory S.A., headquartered in Oswiecim, ("Dwory"), as the purchaser. The subject matter of the Share Purchase Agreement is the purchase by Dwory of 100% of the shares in Kaucuk a.s., headquartered in Kralupy nad Vltavou, Czech Republic ("Kaucuk"). The terms and conditions of the Share Purchase Agreement have already been approved by the Supervisory Board of Unipetrol.

The Board of Directors of Unipetrol further approved the terms and conditions of the Agreement on Cooperation in Connection with the Construction and Operation of the New Butadiene Unit between Unipetrol, Kaucuk, Chemopetrol, headquartered in Litvínov, Czech Republic ("Chemopetrol"), and Dwory. The subject matter of the Agreement on Cooperation is the establishment of a joint-venture for the purpose of the construction and operation of the new butadiene unit within the industrial area in Kralupy nad Vltavou, Czech Republic.

The terms and conditions of the Cooperation Agreement in Connection with the Construction and Operation of the New Butadiene Unit were also approved by the relevant corporate bodies of Chemopetrol and Kaucuk. The terms and conditions of the above-mentioned contractual documentation were also approved by the relevant corporate bodies of Dwory.

PKN ORLEN owns 63% of the votes at the General Meeting of Unipetrol a.s.

The execution of the Share Purchase Agreement and Cooperation Agreement in Connection with the Construction and Operation of the New Butadiene Unit is expected to take place on 30 January 2007.

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PKN ORLEN SA
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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Kaucuk sale agreement
Released	08:29 30-Jan-07
Number	3450Q

Regulatory announcement no 11/2007 dated 30 January 2007
Unipetrol, a.s. and Dwory S.A. have executed a share purchase agreement for the sale of 100 % of shares of Kaucuk a.s.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 30 January 2007 UNIPETROL, a.s., headquartered in Prague, Czech Republic ("Unipetrol"), as the seller, and Firma Chemiczna Dwory S.A., headquartered in Oswiecim, Poland ("Dwory"), as the purchaser, have executed a Share Purchase Agreement (the "Share Purchase Agreement") regarding the sale of 6 236 000 ordinary shares in Kaucuk a.s. ("Purchase Shares"), headquartered in Kralupy nad Vltavou, Czech Republic ("Kaucuk").
The Purchase Shares represent 100% of the initial capital of Kaucuk with a par value CZK 1 000 for each share (i.e. approximately PLN 139.2, based on average CZK/PLN exchange rates as of 29 January 2007, as stated by the National Bank of Poland), and represents 100% of the votes at the General Meeting of shareholders of Kaucuk.

The Purchase Shares will be paid for by Dwory S.A. in the form of EUR 195 000 000 (i.e. approximately PLN 765 180 000, based on average EUR/PLN exchange rates as of 29 January 2007, as stated by the National Bank of Poland) in cash ("Purchase Price").
The book value of the Purchase Shares in the Unipetrol books amounted to CZK 5 460 000 000 as of 31 December 2006 (i.e. approximately PLN 760 032 000, based on average CZK/PLN exchange rates as of 29 January 2007, as stated by the National Bank of Poland).

Kaucuk is a chemical company, and a producer of styrene-butadiene and polybutadiene rubbers, polystyrene plastics and synthetic rubber.
The main business activities of Unipetrol include crude oil refining, petrochemical and chemical production, and the sale of fuels.
Dwory is a chemical company and its activities are concentrated on the production of synthetic rubbers, styrene plastics, and vinyl and copolymer dispersions.

PKN ORLEN owns 63% of votes at the General Meeting of Unipetrol.

The Supervisory Board of Kaucuk consists of 3 members, 1 of which is a Unipetrol employee, while 2 are Kaučuk employees. The Unipetrol Supervisory Board consists of 10 members, 7 of which are PKN ORLEN employees. The Kaucuk Management Board/Board of Directors consists of 3 members, of which 2 are Unipetrol employees and 1 is a Kaucuk employee.

The Share Purchase Agreement was signed today, but the closing of the transaction will occur only after the satisfaction of several conditions agreed by both Unipetrol and Dwory, which may take as long as two to three quarters. These conditions include, among others, the obtaining of all necessary consents from the relevant anti-monopoly authorities to the sale of the Shares to Dwory and the transactions contemplated within the Share Purchase Agreement (including the formation of a joint-venture between the Unipetrol Group and Kaucuk for the purpose of the construction and operation of a new butadiene unit), the performance of an environmental audit concerning the land owned by Unipetrol and used by Kaucuk, in order to identify any existing environmental problems, and the execution of commercial contracts between the Unipetrol Group and Kaucuk, on the basis of the already-agreed principles which will assure the further smooth operation of the Unipetrol Group.

Concurrently with the Share Purchase Agreement, Unipetrol, Dwory, Chemopetrol and Kaucuk on 30 January 2007 entered into Agreement on Cooperation in Connection with the Construction and Operation of a New Butadiene Unit (the "Cooperation Agreement"), pursuant to which a selected entity of the Unipetrol Group and Kaucuk will create a Czech joint stock company for the purposes of the construction and operation of the new butadiene unit. The shareholding of the newly created company and the participation in the establishment and future operating costs of the company will be split between the Unipetrol Group, with a share of 51%, and

Kaucuk, with a share of 49%.

The execution of the Share Purchase Agreement and the Cooperation Agreement implies several liabilities on the part of both Unipetrol and Dwory in respect of the past and future operations of Kaucuk. There are three major areas where financial exposure of the parties may occur – a misrepresentation or a breach of the representations and warranties provided by either Unipetrol or Dwory, liabilities arising from the environmental conditions of Kaucuk originating prior to or after the closing of the transaction, and certain changes relating to the anti-monopoly fine recently imposed on Kaucuk and Unipetrol by the Commission of the European Communities.

As the Purchase Shares represent more that 20% of the Kaucuk initial capital, they are significant assets in accordance with the Polish Regulation of the Minister of Finance dated 19 October 2005, on current and periodic information to be published by issuers of securities (Journal of Laws as of 26 October 2005).

See also: regulatory announcement no 10/2007 dated 29 January 2007.

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